UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TerraForm Power, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104R 10 0

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88104R 10 0	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS MERCED CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 3,364,762 (see Item 4)
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,364,762 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,762 (see Item 4)
10	CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 88104R 10 0	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) SERIES E OF MERCED CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 3,364,762 (see Item 4)
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,364,762 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,762 (see Item 4)
10	CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 88104R 10 0	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) DAVID A. ERICSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 3,364,762 (see Item 4)
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,364,762 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,762 (see Item 4)
10	CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

The name of the issuer is TerraForm Power, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2(a).	Name of Persons Filing:

This Schedule 13G/A is being filed by Merced Capital, L.P. (“Merced Capital”), general partner of Merced Partners Limited Partnership (“First MP”) and the investment adviser to Merced Partners IV, L.P. (“Second MP”), Merced Partners V, L.P. (“Third MP”) and Athilon Capital Corp. LLC (“Fourth MP”); Series E of Merced Capital Partners, LLC (“Merced”), the general partner of Merced Capital; and David A. Ericson (“Mr. Ericson”), a managing director of Merced Capital and the Chairman, President and Chief Executive Officer of Merced (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”). The positions reported herein, which are beneficially owned by the Reporting Persons, are held for the account of First MP, Second MP, Third MP and Fourth MP. The Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office:

The principal business address of each Reporting Person is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

Item 2(c).	Citizenship:

i) Merced Capital is a Delaware limited partnership;

ii) Merced is a Delaware limited liability company; and

iii) Mr. Ericson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.01 per share, of the Issuer (the “Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Shares is 88104R 10 0.

Item 3.	If this Statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership:

(a)

Amount beneficially owned: As of December 31, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of 3,364,762 Shares, which amount includes (i) 1,124,913 Shares held for the account of the First MP, (ii) 860,766 Shares held for the account of Second MP, (iii) 1,168,471 Shares held for the account of Third MP and (iv) 210,612 Shares held for the account of Fourth MP.

(b)

Percent of class: As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of 2.3% of the Shares outstanding. (There were 148,224,429 Shares outstanding as of October 31, 2017, according to the Issuer’s quarterly report on Form 10-Q, filed November 9, 2017.)

(c)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	3,364,762

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,364,762

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018

MERCED CAPITAL, L.P.

By:     Series E of Merced Capital Partners, LLC, General Partner

By:      /s/ David A. Ericson

David A. Ericson

Its:     Chairman, President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:      /s/ David A. Ericson

David A. Ericson

Its:     Chairman, President and Chief Executive Officer

/s/ David A. Ericson

David A. Ericson

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.01 per share of TerraForm Power, Inc., dated as of December 31, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 7, 2018

MERCED CAPITAL, L.P.

By:     Series E of Merced Capital Partners, LLC, General Partner

By:      /s/ David A. Ericson

David A. Ericson

Its:     Chairman, President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:      /s/ David A. Ericson

David A. Ericson

Its:     Chairman, President and Chief Executive Officer

/s/ David A. Ericson

David A. Ericson